First Liberty Power Corporation

August 13, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Ivan Griswold
Maryse Mills-Apenteng

RE:                          First Liberty Power Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2013
File No. 0-52928

Dear Mr. Griswold,

Further to your letter of August 8, 2013 in regard to the above noted Company filing, we respond as follows:

General

Comment:

1.
We note your response to prior comment 1 acknowledging your failure to file proxy statements historically, as well as your failure to timely file two Forms 8-K during your fiscal year ended July 31, 2012. We note further that in your Form 10-K for fiscal 2012, you state that as of the end of the fiscal year, because of the identified material weaknesses in your internal control over financial reporting, management concluded that your disclosure controls and procedures were not effective. Such disclosure suggests that the ineffectiveness in disclosure controls and procedures relates solely to your control over financial reporting. As you know, Exchange Act Rule 13a-15(e) provides that effective controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please tell us what consideration management gave to your untimely and missed filings in evaluating the effectiveness of your disclosure controls and procedures as of the end of fiscal 2012. In addition, please confirm that, to the extent applicable in future filings, you will address untimely or missed filings in your disclosure pursuant to Item 307 of Regulation S-K.

Response:

Immediately after the end of fiscal 2012 we began searching for senior level financial professionals to assist us in addressing the identified material weakness in our internal control over financial reporting.  During the first quarter 2013, the Company entered into an agreement with Mario Beckles for services associated with performing duties of being a chief financial officer of the Company over an initial one year period.  Mr. Beckles has experience with financial reporting, internal controls and procedures and accounting. Immediately after his appointment we established Financial Reporting Document and Disclosure Control Policies and Procedures. This policy led us to incorporate a SEC reporting schedule, SEC and U.S. GAAP Reporting Checklists and continuing education related to US GAAP and SEC reporting topics for financial reporting team members. The policy also involves incorporating a review of future filings by our SEC attorney at Thompson Hine. This policy addresses the overall controls and procedures designed to ensure the quality, timeliness and accuracy of disclosures made in First Liberty Power Corp’s quarterly and annual public filings with the US Securities and Exchange Commission. This serve to address the identified material weaknesses in our controls over financial reporting and serves to strengthen our internal controls as it relates to ensuring that information required to be disclosed is recorded, processed, summarized and reported.  We confirm that in future, to the extent applicable, we will address untimely or missed filing in our disclosure pursuance to Item 307 of Regulation S-K.

Comment:

2.
Your response to prior comment 1 indicates that you have not historically held annual shareholder meetings, but that you plan to hold annual meetings going forward, beginning during your current fiscal year. Please revise your preliminary proxy statement, and other future filings as appropriate, to provide disclosure consistent with this response and to discuss the potential material consequences of your historical failure to hold annual meetings. In your response, please provide us with references to applicable statutes.

Response:

We have revised and expanded our disclosure in the section under OTHER INFORMATION to properly disclose the potential material consequences of our historical failure to hold annual meetings.   Disclosure in other filings, including our forthcoming 10-K, will be provided as required to fully disclose this matter.   Appendix A to this letter includes an excerpt of our top level controls and procedures, which, at a more granular level (available but not included herein), encompasses ongoing items such as annual general meetings.

We do remain available should anything further be required in this matter.

Sincerely,
/s/ Don Nicholson
Don Nicholson
President

Appendix A – First Liberty C&P – Excerpt – Overall Controls

FINANCIAL REPORTING DOCUMENT AND DISCLOSURE CONTROLS

POLICY AND PROCEDURE

PURPOSE:

This policy documents the overall controls and procedures designed to ensure the quality and accuracy of disclosures made in First Liberty Power Corp’s quarterly and annual public filings with the US Securities and Exchange Commission.

POLICY:

Overall controls are established to ensure a schedule of events and responsibility list are developed for each reporting period, financial reporting team members are educated about financial reporting rules and regulations, and current resource materials are available for use by team members during the process.

DEFINITIONS:

•	SEC - Securities and Exchange Commission

•	GAAP - Generally Accepted Accounting Principles

•	FASB - Financial Accounting Standards Board

PROCEDURES:

Responsible Parties

•	Chief Financial Officer

•	Chief Executive Officer

•	Financial Reporting team members

Responsibilities

1.
The Chief Executive Officer will ensure that an appropriate allocation of resources is made available by the company to allow for sufficient quality staff, training, and resource materials.  The Chief Financial Officer ensures that the financial reporting team contains certified accounting professionals with appropriate experience.

2.
Financial reporting team members are educated on a continuous basis for new learning or in order to keep current on financial reporting topics.  Team members regularly attend SEC reporting workshops and GAAP update seminars.  New reporting team members take two SEC reporting workshops within the first two years on the team.  Each reporting team member has a formal development plan that includes at least 40 hours of continuous education, lists dates for completion, and is reviewed annually with the Director of Financial Reporting.

3.
The Financial Reporting team receives new reporting reference materials annually.  This includes the annual publications of SEC Rules and Regulations, FASB Standards, The SEC Handbook of Disclosures, and Online reference tools.  Additionally (to be implemented), the reporting team uses two style reference manuals; one detailing font, size, and title styles for the reports, and one detailing proper grammar usage.

4.	A schedule of events and timing for each quarterly and annual reporting period is established by Financial Reporting Team. The schedule clearly states what needs to be accomplished and when.

5.
An assignment list is prepared each quarterly and annual reporting period.  The assignment list clearly delineates each component of reporting within the Management’s Discussion and Analysis, Financial Statements, and Notes to the Financial Statements, and states who is responsible for the completion of each component.  The components are broken down for manageability and assigned based on knowledge of the subject or need for experience within the area assigned.